Exhibit 99.1

DryShips Inc. Announces Special Committee’s Appointment of Financial and Legal Advisors

ATHENS, Greece, July 8, 2019 -- DryShips Inc. (the “Company”) (NASDAQ:DRYS) today announced that the special committee (the “Special Committee”) of its board of directors, formed to consider the previously announced non-binding acquisition proposal (the “Proposal”) made by an entity controlled by the Company’s Chairman and Chief Executive Officer, Mr. George Economou, has retained Evercore as its financial advisor and Fried, Frank, Harris, Shriver & Jacobson LLP as its legal advisor.

The Special Committee is comprised of the following independent and disinterested directors: George Kokkodis (Chair), Andreas Argyropoulos and George Demathas.

The Special Committee is considering and evaluating the Proposal, and no decisions have been made with respect to the Special Committee’s response to the Proposal.  There can be no assurance that any definitive agreement will be finalized and executed or that the Proposal or any other transaction will be approved or consummated.  The Company does not undertake any obligation to provide updates with respect to this or any other transaction, except as required under applicable law.

About DryShips Inc.

DryShips Inc. is a diversified owner and operator of ocean going cargo vessels that operate worldwide. As of July 8, 2019, DryShips Inc. operates a fleet of 32 vessels consisting of (i) 6 Panamax drybulk vessels; (ii) 9 Newcastlemax drybulk vessels; (iii) 5 Kamsarmax drybulk vessels; (iv) 1 Very Large Crude Carrier; (v) 3 Aframax tankers; (vi) 2 Suezmax tankers; and (vii) 6 Offshore Support Vessels, including 2 Platform Supply and 4 Oil Spill Recovery Vessels.

For more information about DryShips Inc., please visit: https://www.dryships.com.

In addition, DryShips Inc. owns 100% of Heidmar Inc. For more information please visit Heidmar’s website at www.heidmar.com.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation. Forward-looking statements reflect the Company’s current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates, utilization of vessels and vessel values, failure of a seller or shipyard to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, the Company’s inability to procure acquisition financing, default by one or more charterers of the Company’s ships, changes in demand for drybulk, oil or natural gas commodities, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydockings, changes in the Company’s voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations, changes in the Company’s relationships with the lenders under its debt agreements, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists. Risks and uncertainties are further described in reports filed by DryShips with the U.S. Securities and Exchange Commission, including the Company’s most recently filed Annual Report on Form 20-F.

Investor Relations / Media
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: dryships@capitallink.com